November 15, 2012

Securities and Exchange Commission
100 F Street, North East

Washington, DC  20549-3030

Attention:  Eric Atallah and Lynn Dicker

Re:          PLC Systems Inc.

Form 10-K for the year ended December 31, 2011

Filed March 30, 2012

File No. 001-11388

Ladies and Gentlemen:

On behalf of PLC Systems Inc. (“PLC” or the “Company”), we are submitting this letter in response to your comment letter dated November 2, 2012 with respect to PLC’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”), which is referenced above.  Filed herewith via EDGAR is Amendment No. 1 to 10-K (the “10-K/A”).

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Form 10-K/A.

Report of Independent Registered Public Accounting Firm, page F-2

1.     We note that the report of your Independent Registered Accounting Firm is dated March 30, 2011, although the report on the financial statements is for the year ended December 31, 2011.  Please amend your Form 10-K to provide a properly dated report from your Independent Registered Accounting Firm.

RESPONSE:  The Form 10-K/A now includes a corrected report of McGladrey & Pullen, LLP (now McGladrey LLP), the Independent Registered Accounting Firm, dated March 30, 2012.  The Report is included on Page F-2 of the Form 10-K/A.  In addition, the Form 10-K/A also includes the following Exhibits:

23.1        Consent of McGladrey, LLP

31.1        Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2        Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1        Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803.  Thank you.

Sincerely yours,

/s/ Neil H. Aronson

Neil H. Aronson

c:	Mark R. Tauscher, President
Gregory W. Mann, Chief Financial Officer
McGladrey LLP

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